Exhibit 99.1

Aurora Cannabis Prepared for Expansion of Canada's Cannabis Market

Efficient distribution, new partnerships and a broad range of high-margin products to be launched in major consumer markets

NYSE: ACB   TSX:ACB

EDMONTON, June 21, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NYSE: ACB) (TSX: ACB), the Canadian company defining the future of cannabis worldwide, today announced its plans for the highly-anticipated expansion of the consumer cannabis market into vapes, concentrates, and edibles. The Company is also preparing to launch a national public awareness campaign this fall, educating consumers, provinces and retailers about the safe usage and consumption of these new derivative products.

Through a combination of new and enhanced facilities, Aurora intends to produce new, high-quality products across the country in a variety of product categories. Aurora recently entered into a supply agreement with PAX Labs Inc., a leading consumer technology brand in cannabis. With the PAX partnership, the Company will have the market leading PAX Era device to compete in the Closed Loop category and will also launch a new range of vape products, at various price points, targeted to all major consumer markets through both 510 thread cartridges and disposable single-use units.

"Aurora is the world's leading producer of high-quality cannabis and we're ready to introduce high-value product additions to this improved, federally legal market," said the Company's CEO Terry Booth. "From the beginning, we've invested in industry-leading production and distribution technology, and in consumer research to drive products to market that consumers will desire. These things, together with the dynamic partnerships we've entered into on the accessory and technology fronts, position us well for this new market launch in December as per Health Canada's recent regulatory amendments."

On the issue of product education and awareness, Booth said: "We will show leadership when it comes to educating consumers on the safe, responsible consumption of cannabis edibles. Over the next few months we will be rolling out educational campaigns across Canada to help provide consumers with the information they need to make safe and sound decisions."

To support the successful launch of vapes, concentrates, and edibles products, and to continue to ensure sufficient supply for domestic and international markets, Aurora has established production hubs in Western Canada, on the same federal property as Aurora Sky at the Edmonton International Airport, and in Eastern Canada at Aurora River, in Bradford, Ontario and at Aurora Vie in Pointe-Claire, Quebec near Montreal. These centres will provide centralized production, packaging, logistics and distribution capabilities. In total, they comprise more than 450,000 square feet and are strategically located to efficiently distribute our products to markets across the country.

Aurora Air, a 20,000 square foot manufacturing facility, is now in the final stages of receiving its Health Canada license. Located near the Edmonton International Airport and Aurora Sky, Air will be home to several of the new production lines for edible products. New industrial extraction systems have also been installed at Aurora Sky and Aurora River.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 24 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality consistent product. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices ("EU GMP") standards. Certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma,  BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, and Chemi Pharmaceutical – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur, and include, but are not limited to, the completion of the launch of the vape and edibles products, the successful launch of the public education campaign,   and the completion of licensing for the Air facility. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release, including, but not limited to consumer demand for the new products. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 11:14e 21-JUN-19